Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. A portfolio is required to make distributions of any income and gains realized in the prior fiscal year. If a portfolio has a net investment loss or realized losses in the current year, such distributions may be in excess of the Portfolio's cumulative income and/or gains. However, a distribution in excess of net investment income or a distribution in excess of net realized gain is not a return of capital for tax purposes. These differences are due to differing treatments for items such as deferral of wash sales, foreign currency transactions, net operating losses and capital loss carryovers. Permanent items identified in the period ended December 31, 2004, have been reclassified among the components of net assets as follows:

        Undistributed           Undistributed           Paid-In
        Net Investment          Net Realized            Capital
           Income                 Gain/(Loss)
Janus Aspen Growth Portfolio
           $26,007                 $(31,815,940)       $31,789,933
Janus Aspen Mid Cap Growth Portfolio
           $1,384,875              $(136,746,773)      $135,361,898
Janus Aspen Worldwide Growth Portfolio
           $(1,835,454)            $(44,317,978)       $46,153,432
Janus Aspen Balanced Portfolio
           $(197,647)              $(60,928,650)       $61,126,297
Janus Aspen Flexible Income Portfolio
           $594,239                $(1,824,555)        $1,230,316
Janus Aspen International Growth Portfolio
           $570,668                $(570,669)          $1
Janus Aspen Money Market Portfolio
           $3                      $0                  $(3)
Janus Aspen Capital Appreciation Portfolio
           $1,028                  $(457,490)          $456,462
Janus Aspen Core Equity Portfolio
           $195                    $(197)              $2
Janus Aspen Growth and Income Portfolio
           $(40)                   $38                 $2
Janus Aspen Global Life Sciences Portfolio
           $225,764                $12,510             $(238,273)
Janus Aspen Global Technology Portfolio
           $109,095                $4,910              $(114,005)
Janus Aspen Foreign Stock Portfolio
           $516                    $(516)              $0
Janus Aspen Small Cap Value Portfolio
           $3,658                  $(2,263)            $(1,395)
Janus Mid Cap Value Portfolio
           $8,987                  $1,364              $(10,351)
Janus Aspen Risk-Managed Core Portfolio
           $545                    $97                 $(642)
Janus Aspen Risk-Managed Growth Portfolio
           $33,288                 $(32,432)           $(856)